UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: September 11, 2023	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 6, 2023 - Zentek Announces Breakthrough Results in Viral Filtration Efficiency with Dust Loading

99.2	Press Release dated September 11, 2023 - Zentek's ZenGUARD™-Enhanced Filters Demonstrate Robust Return on Investment in ParticleOne Study